UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934
For the month of June 2011
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Change in Registrant’s Certifying Accountant
As previously reported by Sify Technologies Limited (the “Company”) in its Annual Report on Form 20-F for the fiscal year ended March 31, 2010, as filed with the Securities and Exchange Commission on November 30, 2010, the Company’s independent registered public accounting firm, KPMG, declined to stand for re-election for the fiscal period ending March 31, 2011.
On May 3, 2011, upon the recommendation of the Company’s Audit Committee, the Board of Directors approved the appointment of ASA & Associates as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2011.
During the Company’s two most recent fiscal years ended March 31, 2011 and 2010, and the subsequent interim period through June 7, 2011, neither the Company nor anyone acting on its behalf consulted with ASA & Associates regarding (i) the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as defined in Item 304 (a)(1)(v) of Regulation S-K).

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 8, 2011

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer